Calculation of Filing Fees Table

SC TO-I/A
(Form Type)

A&Q Long/Short Strategies Fund LLC
(Exact Name of Registrant as Specified in its Charter)

Table 1 – Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	-	-	-
Fees Previously Paid	$37,000,000(a)	0.00927%	$3,429.90(b)
Total Transaction Valuation	$37,000,000(a)
Total Fees Due for Filing			$0.00
Total Fees Previously Paid			$3,429.90
Total Fee Offsets			-
Net Fee Due			$0.00

_____________________

(a) Calculated as the aggregate maximum purchase price for limited liability company interests. The fee of $3,429.90 was paid by the Fund in connection with filing its Schedule TO-I. This is the final amendment to the Schedule TO and is being filed to report the results of the offer.
(b) Calculated at 0.00927% of the Transaction Valuation.